Exhibit 99.1
LJ INTERNATIONAL’S ENZO BRAND RANKED AS ONE OF THE TOP
FOUR DESIRED LUXURY BRANDS IN CBNWEEKLY SURVEY
HONG KONG, October 27, 2010 — LJ International Inc. (LJI) (NASDAQ:JADE — News) today announced that the Company’s ENZO retail line of products have been ranked as one of the top four most desired luxury brands for jewelry in a survey assessing consumer preferences. The survey was conducted among consumers in the metropolitan Shanghai region.
The leading Chinese business publication, CBNweekly, (October 11, 2010 edition), ranked ENZO along with major foreign brands in two categories — “brand recognition” and “demonstrated buyer preference”. ENZO placed fourth in each category, among a group that included Cartier, Tiffany and Bulgari. ENZO placed ahead of other high-end jewelers including: Gucci, Mikimoto, Graff, Pomelatto, Oxette, George Jensen and Chanel. ENZO is the retail division of LJ International, currently operating more than 124 stores throughout China, including 20 operations in Shanghai alone.
“The survey results confirm ENZO’s status as a retail brand regarded as world-class by sophisticated, affluent Chinese consumers,” stated LJI’s Chairman and CEO, Yu Chuan Yih. “This distinction is especially gratifying because the ENZO brand is only five years old. To be compared to brands going back a century or more is a sign of our rapid progress in establishing a reputation for top-quality, as well as sophisticated and contemporary design.” CBNweekly is a publication of First Financial, a cross-media, cross-regional, cross-industry professional financial information provider. First Financial serves Chinese investors and the global Chinese economic community by providing real-time, rigorous, high-quality and in-depth analysis of financial news to create a financial information platform of international influence.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ: JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry which reflects today’s consumer preference for affordable luxury. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Mr. Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cooperglobalcommunications.com
www.ljintl.com	rcooper@cooperglobalcommunications.com
www.cooperglobalcommunications.com